

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Via E-mail
Mark Heimbouch
Chief Financial Officer
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

      Re: **Vantiv, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 20, 2013
              File No. 1-35462

Dear Mr. Heimbouch:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Cash Net Income, page 52

1. We note your presentation of the non-GAAP financial measure "Cash Net Income" and its use in understanding your past financial performance. We note that you characterize it as a performance measure rather than a liquidity measure. However, we are unclear regarding how it is considered a performance measure in light of its caption of "Cash Net Income" along with the various adjustments such as amortization expense, transition, acquisition and integration costs, stock based compensation to net income. If you believe it to be a performance measure, please provide further detail regarding your basis

and appropriately revise the caption without the use of the word "Cash." Alternatively, if you determine this to be a liquidity measure, please clearly indicate so and provide reconciliation of the non-GAAP measure to cash flow from operating activities and balance your discussion with the three major categories of the statement of cash flows. Refer to section 102.6 of the non-GAAP C&DIs.

2. Refer to your income tax expense adjustment and footnote (6) within the Net Income to 'Cash net income" reconciliation. Please explain to us in further detail your basis for this adjustment as it represents the pro forma income tax effect resulting from assumed conversion of your non-controlling interests into Class A common stock rather than an amount already included in the financial statements. Otherwise, please remove this adjustment in future filings.

3. We note the tax adjustment under footnote (7) in which it composed of various components including the related payment obligations under the TRAs. In that regard, explain to us and disclose how you estimate the amounts of these components including the related payment obligations under the TRAs.

Liquidity and Capital Resources, page 60

4. Tell us and disclose how the required payments pursuant to the TRAs affect your liquidity and capital resources in the event you experience declining profitability.

Critical Accounting Policies, page 64

Goodwill and Intangible Assets, page 65

5. Refer to your statement on page 85, "[t]he customer relationships acquired in conjunction with acquisitions are amortized based on the pattern of cash flows expected to be realized, resulting in accelerated amortization on certain acquired assets." Explain to us and disclose how you developed the expected cash flows to be realized from these assets. Tell us if your historical results to date have generally approximated your expected cash flows from these assets. If applicable, explain to us how any change or deviation from expectations was factored into your accounting and related amortization of these assets.

Consolidated Statements of Financial Position, page 72

6. It appears you classify the liability related to the tax receivable agreement as long term as of December 31, 2012 and that there have been no payments due within the next year based on the contractual obligations table. Tell us and disclose why there is no current obligation related to the tax receivable agreements.

2. Summary of Significant Accounting and Reporting Policies, page 79

Customer Incentives, page 81

7.   We read your disclosure that customer incentives are generally amortized using the straight-line method based on the contractual agreement.   Explain to us and disclose the circumstances when the straight-line method is not used and why the straight line amortization is reasonable give the nature of the contracts.

4. Property and Equipment, page 85

8.   Tell us and disclose the nature of construction in progress.

7. Long-Term Debt, page 86

2012 Debt Refinancing, page 88

9.   We read your disclosure that a component the debt refinancing was accounted for as an extinguishment and that the existing deferred financing costs and original issue discount were expensed. Please provide us your accounting analysis of the refinancing transaction. We also note a portion of the old debt was with Fifth Third, a major shareholder. Explain to us how you considered ASC 470-50-40-2 in accounting for the debt refinancing with Fifth Third. Tell us and disclose whether you consider the refinancing as debt modification or extinguishment and why.

15. Income Taxes, page 99

10. We note your disclosure of deferred tax asset associated with Partnership Basis of $141,892 as of December 31, 2012. We note the recordation was resulted from the increase in tax basis generated by the exchange of units of Vantiv Holding (a majority owned subsidiary) by Fifth Third and JPDN in connection with the IPO and the secondary offering which took place in December 2012. In that regard, please explain to us and disclose in more detail how your secondary offering triggered an increase the Partnership tax basis.

17. Net Income Per Share, page 100

11. Please explain to us why the Class B units have been excluded in computing diluted earnings per share. In this regard, please explain to how the Class B units are anti-dilutive on an "if-converted" basis in light of the fact that Class B is not participating and you have net income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief